CATHAY SECURITIES, INC.
60-20 Woodside Avenue, Suite 211
Queens, New York 11377

March 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nudrat Salik Terence O’Brien Jessica Ansart Lauren Nguyen

Re:	Pheton Holdings Ltd
Registration Statement on Form F-1, as amended
File No. 333-274944

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned underwriters hereby join in the request of Pheton Holdings Ltd (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on March 29, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Cathay Securities, Inc.
as representatives of the several underwriters

By:	/s/ Xiaoyu Li
Name:	Xiaoyu Li
Title:	CEO